UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                TELS Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    87969M107
                    ----------------------------------------
                                 (CUSIP Number)

                             Mark N. Schneider, Esq.
                  Mark N. Schneider, A Professional Corporation
                          265 East 100 South, Suite 250
                            Salt Lake City, UT 84111
                             (801) 359-1984, Ext. 7
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 12, 2002
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87969M107

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 1      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Ronald G. Wolfbauer, Jr.
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 2      Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)  [ ]
                    (b)  [ ]
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 3      SEC Use Only

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 4      Source of Funds (See Instructions)

             PF
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 5      Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)         [ ]

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 6      Citizenship or Place of Organization

        United States
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                       7     Sole Voting Power
                                5,706,800
   Number of         -----------------------------------------------------------
     Shares            8     Shared Voting Power
  Beneficially                      -0-
   Owned by          -----------------------------------------------------------
      Each             9     Sole Dispositive Power
   Reporting                      5,706,800
     Person          -----------------------------------------------------------
      With            10     Shared Dispositive Power
                                     -0-
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        5,706,800
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12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)  [ ]

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13      Percent of Class Represented by Amount in Row (11)

             25.2%
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14      Type of Reporting Person (See Instructions)

               IN
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

ITEM 1.  SECURITY AND ISSUER

This statement relates to shares of common stock, par value $0.02 (the "Common Stock"), of TELS Corporation, a Utah corporation ("TELS" or the "Company"). The Company's principal executive offices are located at 1750 Yankee Doodle Road, Suite 202, Eagan, Minnesota 55121.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c), (f). This statement is being filed by Ronald G. Wolfbauer, Jr., whose business address is 1750 Yankee Doodle Road, Suite 202, Eagan, Minnesota 55121. Mr. Wolfbauer is sometimes referred to herein as the "Reporting Person."

Mr. Wolfbauer is the chief executive officer and a director of the Company, and its wholly owned subsidiary Strategic Futures and Options, Inc., and is engaged in the business of trading commodities and futures. The Reporting Person is a citizen of the United States.

(d), (e). During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is to make the Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

See Item 4 below. The Reporting Person acquired 5,706,800 shares of TELS common stock solely in exchange for his shares in Strategic Futures and Options, Inc. ("SFO"). The Reporting Person had acquired his shares in SFO with his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

On September 12, 2002, TELS completed its acquisition of all issued and outstanding shares of Strategic Futures and Options, Inc., a Minnesota corporation ("SFO), in exchange for 18,500,133 shares of TELS common stock, pursuant to the terms and conditions of the Agreement and Plan of Reorganization entered into among TELS, TELS Merger Co., and SFO dated as of August 16, 2002. The shares issued to acquire SFO constituted 81.5% of the issued and outstanding shares of TELS following consummation of the reorganization, and the reorganization resulted in a change of control of TELS. As a result of the reorganization, SFO became a wholly-owned subsidiary of TELS. Mr. Wolfbauer is an executive officer and director of SFO, was a principal shareholder of SFO, and acquired 5,706,800 shares of TELS Common Stock solely in exchange for his shares in SFO. Pursuant to the terms of the Reorganization Agreement, the former officers and directors of TELS resigned from their respective positions with TELS, Mr. Wolfbauer was appointed Chairman, President, Secretary, Treasurer and a director of TELS, and David Brandt was appointed as a director of TELS. Mr. Wolfbauer acquired the Common Stock for investment and may purchase additional shares of the Common Stock or dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, Mr. Wolfbauer presently has no plans or proposals which relate to or would result in any of the transactions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b). The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 5,706,800 shares of the Common Stock, which represents 25.2% of the outstanding shares of Common Stock.

(c). See Item 3 above.

(d). No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by the Reporting Person.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of TELS, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         9-20-02                                   /s/ Ronald G. Wolfbauer, Jr.
---------------------------                      -------------------------------
Date                                               Ronald G. Wolfbauer, Jr.


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S. C. 1001)

SEC 1746 (9-88) 7 of 7